Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

                         February 24, 2012

                         Exxon Mobil Corporation

                         2011 Annual Report on Form 10-K

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: EDGAR Document Control

Dear Sirs:

Transmitted with this cover note is Exxon Mobil Corporation’s 2011 Annual Report on Form 10-K.

The financial statements contained in ExxonMobil’s 2011 Annual Report on Form 10-K do not reflect any material changes from the preceding year resulting from changes in any accounting principles or practices, or in the method of applying such principles or practices. The Corporation did not adopt authoritative guidance in 2011 that had a material impact on the Corporation’s financial statements.

                         Sincerely,

                         /s/ LEONARD M. FOX

                         Leonard M. Fox

                         Assistant Controller

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